THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive, Suite A Murrieta, CA 92563 P: (323) 799-1342 www.jilliansidoti.com

April 22, 2013

Re:      Book It Local, Inc.
Registration Statement on Form S-1
Filed September 19, 2012
File No. 333-183983

Dear Mr. Spirgel-

Please find the answers to your comments below.

General

1. Please clarify that the registered shares will be resold at a fixed price for the duration of the offering. For example, we note the following inconsistent disclosure:

The fourth paragraph on the prospectus coverpage states the “sales price to the public is fixed at $0.05 per share until such time as the shares of common stock become traded on the Over The Counter Bulletin Board or some exchange.”

The second paragraph in the Terms of the Offering section on page 6 states that “$0.05 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board or another Exchange.”

The first paragraph in the Plan of Distribution section on page 15 states that “selling security holders may sell some or all of their shares at a fixed price of $0.05 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

The second paragraph in the Plan of Distribution section on page 15 states that “sales by a selling security holder must be made at the fixed price of $0.05 until a market develops for the stock.”

Response: We have revised the disclosures in the following manner:

•	“The sales price to the public is fixed at $0.05 per share for the duration of the offering.”

•	“$0.05 is a fixed price at which the selling security holders will sell their shares for the duration of the offering.”

•	“The selling security holders may sell some or all of their shares at a fixed price of $0.05 per share for the duration of the offering.”

•	“However, sales by a selling security holder must be made at the fixed price of $0.05 for the duration of the offering.”

In addition:

•
On Page 14, “The table below assumes the sale of the 10,597,572 shares offered in this prospectus at a fixed initial public offering price of $.05 per share and before any deduction of estimated offering expenses.”

Terms of the Offering, page 6

2. We note your response to comment 4 from our letter dated December 21, 2012. You state that you have not raised any capital since August 31, 2012. However, on page 13, you state that “our Regulation D offering completed on September 6, 2012.” Please reconcile. In addition, please disclose when the company stopped soliciting investors pursuant to this private placement.

Response: We have revised the disclosure to indicate that our Regulation D offering was completed on August 31, 2012 as we ceased soliciting after bringing in that group of investors.

Selling Security holders Table, page 13

3. Please revise the selling stockholders table per Item 507 of Regulation S-K. It appears certain selling stockholders (i.e. G9 Holdings, LLC, GW Grace, LLC, and Winchester Investments, LLC) may have a material relationship with your company in the past three years. Please advise. Further, add columns to show the number of shares to be offered pursuant to the prospectus and the percentage of the class to be owned after the offering.

Response: We have revised the disclosure to indicate that the entities denoted have a material relationship with the Company in that they performed consulting services with regard to the creation and execution of the Company’s business plan.

Plan of Distribution, page 15

4. Please clarify that the selling stockholders are underwriters within the meaning of the Securities Act.

Response: We have revised the disclosure to state “The Selling Stockholder and intermediaries through whom such securities are sold are "underwriters" within the meaning of the Securities Act of 1933”

Executive Compensation, page 30
Summary Compensation Table, page 30

5. We note that summary compensation table sets forth the compensation for Mr. McMurry from inception to November 30, 2012. Please explain to us why you have added a row for 2013 compensation.

Response: We have updated the summary compensation table to discuss through February 14, 2013

Financial Statements

Balance Sheets, page F-11
Statements of Changes in Stockholders’ Equity, pages F-5 and F-13
Statements of Cash Flows, page F-14

6. Please correct the revision to the financing activities cash flow section for the cumulative August 11, 2012 (inception) to November 30, 2012 period to report the actual cash flows from the issuance of common stock in August 2012. Reconcile the amounts presented to the opening and closing balance sheets and the statement of changes in stockholders’ equity with the comparable amounts presented in the statements of cash flows.

Response: We have reconciled the financial statements to reflect the net loss of $2,500 for the period in the Statement of changes in stockholders equity on Pages F-5 and F-13.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 35

7. Please disclose the date of sale for the securities sold in your Regulation D offering pursuant to Item 701(a) of Regulation S-K.

Response: We have revised the disclosure to include the following: “On August 31, 2012, 997,500 shares were issued to various persons for consideration totaling $9,975 in reliance on the exemption under Rule 505 of Regulation D of the Securities Act of 1933…”

Exhibit 5.1

8. We note your response to our comment 12 from our letter dated December 21, 2012. However, your opinion of counsel still states that the shares “to be issued” are validly authorized, validly issued, fully paid and non-assessable. The shares being registered in this offering have already been issued by the registrant and are being registered for resale. Please revise your opinion to reflect that the shares being offered for resale are validly authorized, validly issued, fully paid and non-assessable.

Response: We have revised the disclosure to indicate: “Based on the above examination, I am of the opinion that the securities of the Company already issued and being registered pursuant to the Registration Statement…”

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-1, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-1;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-1 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-1; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Thank you for your attention.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Securities Counsel